UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.  2)


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[  ]     Preliminary Proxy Statement

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         14A-6(E)(2))

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[  ]     Definitive Additional Materials

[  ]     Soliciting Material Pursuant to  240.14a-12


                         COMPETITIVE TECHNOLOGIES, INC.
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   THE COMMITTEE TO RESTORE STOCKHOLDER VALUE
    (NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER THAN THE REGISTRANT)

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pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee
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[  ] Check box if any part of the fee is offset as provided by Exchange Act Rule
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

                   THE COMMITTEE TO RESTORE STOCKHOLDER VALUE

                         ______________________________

                              PROXY SOLICITATION IN
                      OPPOSITION TO THE BOARD OF DIRECTORS
                        OF COMPETITIVE TECHNOLOGIES, INC.
                         ______________________________


                                                               DECEMBER 27, 2006


     This Proxy Statement, the accompanying letter to stockholders and the enclosed BLUE proxy card are being furnished to the holders of Common Stock, par value $0.01 per share, of Competitive Technologies, Inc. ("Competitive Technologies" or the "Company"), 777 Commerce Drive, Suite 100, Fairfield, Connecticut 06825, in connection with the solicitation of BLUE proxies by THE COMMITTEE TO RESTORE STOCKHOLDER VALUE (the "Committee"). This Proxy Statement will first be delivered to Competitive Technology Stockholders on or about

December  27,  2006.


     The Committee is comprised of the former Chief Executive of the Company, John B. Nano, as well as Ben Marcovitch, William L. Reali and Richard D. Hornidge, Jr. Specific information with respect to each of these members of the Committee, as well as two other nominees for election as directors by the Committee, is set forth below under "Nominees for Election as Directors."

     The BLUE proxies are for use at the Annual Meeting of Stockholders of Competitive Technologies scheduled for Tuesday, January 16, 2007 at 10:00 a.m. local time at the American Stock Exchange, 86 Trinity Place, New York, New York 10006 (the "Annual Meeting"), and at any adjournments or postponements thereof. THIS SOLICITATION IS BEING MADE ON BEHALF OF THE COMMITTEE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF COMPETITIVE TECHNOLOGIES.

     John B. Nano was Chief Executive Officer and President of Competitive Technologies from 2002 to 2005. During that period, John relentlessly identified growth opportunities that drove profitability and value for our stockholders. Those efforts succeeded as earnings rose $9.7 million over a period of three years. John and the Company achieved three consecutive years of significant profit improvements, reaching $5.7 million in fiscal 2005. That record revenue and profit growth resulted in the Company being the fourteenth largest percentage gaining stock in 2004 as reported by the Wall Street Journal with an increase share price of 345%.


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


     The current directors removed John Nano eighteen months ago. During Mr. Nano's tenure as President and Chief Executive Officer, as more fully set forth below, the Company returned to profitability from losses and continued to perform at record levels of profitability. The reason for Mr. Nano's termination has never been disclosed to Competitive Technologies shareholders by the Company's current Board and management. The Company has operated at a loss for all reporting periods since Mr. Nano's removal eighteen months ago. In the recently announced fiscal year 2006 results, Competitive Technologies revenues were reduced by nearly $9.0 million (or 63%), and earnings by $8.1 million. Competitive Technology's fortunes changed from a 2005 profit of about $5.7 million, to a 2006 loss of nearly $2.4 million this year. Competitive
Technologies has recorded losses every quarter after the termination of Mr. Nano. The stock price declined from over $10 per share to under $3 per share during this eighteen month period.



     The Committee has nominated a slate of six directors for election at the Annual Meeting. The shares represented by each BLUE proxy which is properly executed and returned to the Committee will be voted at the Annual Meeting in accordance with the instructions marked thereon. Executed but unmarked BLUE proxies will be voted for the Committee's nominees and, at the discretion of the persons named as proxies, upon such other matters as may properly come before the meeting.

     The enclosed form of BLUE proxy may only be executed by stockholders of record at the close of business on November 20, 2006 (the "Record Date"). There were 8,009,380 shares of common stock, $0.01 par value ("Common Stock") and 2,427 outstanding shares of 5% preferred stock, $25 par value ("Preferred Stock") outstanding as of November 20, 2006, according to Competitive Technology's Proxy Statement filed on December 4, 2006. Each share of Common Stock or Preferred Stock outstanding on the Record Date entitles the record holder thereof to cast one vote. Business may only be transacted at a meeting of stockholders if a quorum is present at the meeting. Such a quorum consists of a majority of the outstanding shares entitled to vote at the meeting represented in person or by proxy. The affirmative vote of a plurality of the holders of Competitive Technologies' outstanding Common Stock and Preferred Stock represented and voting at the Annual Meeting is required to elect directors, and a vote of a majority of such holders is required to take all other action to be considered at the Annual Meeting.

     Any stockholder granting a proxy may revoke it at any time before it is voted by executing a new proxy bearing a later date, by voting in person at the Annual Meeting or by giving written notice of revocation to the Committee c/o Cutler Law Group, 3206 West Wimbledon Drive, Augusta, GA 30909; facsimile (706) 738-1966.


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

     If you hold your shares in "street name" or as a beneficial owner (in other words your shares are held in a brokerage account and you do not physically hold a stock certificate), you must advise your broker or nominee how to vote the shares in writing. Please advise us and we will forward to your broker a form of BLUE proxy. We will also pay the reasonable costs of such broker in obtaining your proxy. If you wish to vote in person or at the meeting, you will need to obtain from your broker (the record holder) and bring to the meeting a BLUE proxy signed by the record holder identifying you as the beneficial owner of the shares and giving you the right to vote the shares at the meeting.

     If you have already executed and returned a proxy card to Competitive Technologies, the Committee urges you to revoke it by signing, dating and returning the BLUE proxy card in the enclosed envelope.

     Remember,  only  your  latest  dated  proxy  counts.

     YOUR  VOTE  IS  IMPORTANT.  PLEASE  SIGN  AND  DATE THE BLUE PROXY CARD AND
                                                             ----
RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. IF YOU NEED ASSISTANCE IN VOTING YOUR SHARES, PLEASE CONTACT: JOHN DEREK ELWIN III; PHONE NUMBER: (561) 789-6449

                   THE COMMITTEE TO RESTORE STOCKHOLDER VALUE

                              c/o Cutler Law Group
                            3206 West Wimbledon Drive
                                Augusta, GA 30909

                          REASONS FOR THE SOLICITATION


     As a stockholder of Competitive Technologies, you should be aware of the following significant events that have occurred during the past eighteen months, after termination of John B. Nano, which we believe reflect the deteriorating economic condition of the Company:


-- The Company has gone from strong profitability of $5.7 million for fiscal year 2005 to losses of $2.4 million for fiscal year 2006. For fiscal year 2006 the revenues declined to $5.2 million from $14.2 million for fiscal year 2005 or a decrease of about $9.0 million or 63%. Revenues continued to decline into the First Quarter of fiscal 2007 even further with a drop to $0.9 million compared to $1.4 million for the same period a year earlier. The Company had a net loss of $1.1 million for the First Quarter fiscal 2007 compared to a net loss of $0.3 million for the same period in 2006 resulting in losses for five straight quarters following the termination of Mr. Nano. Profits for fiscal year 2006 declined to a loss of $2.4 million from a profit of $5.7 million for fiscal year 2005 for an income drop of $8.1 million.

--   The  stock  price  has  gone  from over $10 per share to under $3 per share during  the past eighteen months resulting in a drop in the market value for the

Company from over $100 million in March of 2005 to about $20 million today or a decline of about 80%. This is all during a period of strong stock price performance in the overall stock market.

-- The existing Board of Directors and their management have failed to produce new significant royalty streams to replace the homocysteine royalty stream which will end with the patent expiration in July 2007. Last year homocysteine royalties accounted for approximately 70% of Competitive Technologies' revenue.


-- The existing Board of Directors and their management have diluted the outstanding common stock by continuing to sell newly issued shares to Fusion Capital Fund II, LLC, even though the Company had over $13 million in cash and zero long-term debt eighteen months ago. For fiscal year 2006 the Company sold a total of 595,092 shares to Fusion Capital for $2,282,459 for an average share price of $3.84 despite a cash balance over $10 million. For fiscal year 2005 the Company sold a total of 385,712 shares to Fusion Capital for $2,517,539 for an average share price of $6.53. The average share price for stock sold to Fusion Capital in fiscal 2006 was approximately 59% of the market value of Competitive Technologies common stock in fiscal 2005.



--   The  existing  Board  of  Directors  and  their management have compensated themselves with increased salaries, bonuses and stock options while the Company experienced substantial losses in earnings, revenue declines and a major drop in the market value of Competitive Technologies. As set forth in their proxy statement, Mr. Freed, Mr. Kiley and Mr. Davidson-the existing management team-received total compensation of $1,303,980. Mr. Freed's compensation package alone has gone from $244,847 in 2004 to $456,470 in 2006, or 186%.
During the period from fiscal 2005 to fiscal 2006, while Mr. Freed was Chief Executive Officer, the revenues declined from $14.2 million to $5.2 million for a 63% decline. Profits dropped from $5.7 million to a loss of $2.4 million for a drop in profits of $8.1 million. The stock price dropped from fiscal year end 2005 of $5.87 per share to $2.35 per share for fiscal year end 2006 for a 60%

drop. The current Board decided to increase management compensation while the revenues declined 63% and the profits dropped $8.1 million and the stock price dropped 60%.



-- The existing Board of Directors and their management have refused to honor the employment contract of John Nano, the former President and Chief Executive Officer. Under John's leadership, who is a key member of the Committee, the Company was returned to profitability and experienced record revenues and profits as set forth elsewhere herein. During this time, CTT was the fourteenth largest percentage gaining stock in 2004 on the NYSE, NASD or AMEX as reported by the Wall Street Journal. Mr. John Nano was terminated eighteen months ago by this Board after HE REFUSED TO SIGN THE CERTIFICATION REQUIRED UNDER THE SARBANES-OXLEY ACT UNLESS ALLEGATIONS OF INSIDER TRADING AND SIMILAR ACTS BY BOARD MEMBERS WERE CURED AND FULLY DISCLOSED TO THE STOCKHOLDERS. He currently has a suit against the Company under the whistleblower protection provisions of the Sarbanes-Oxley Act. See further discussion of this matter under Mr. Nano's biography set forth below.



-- The Company continues to spend resources on non-licensing related litigation matters, including the $371,368 spent in 2006 on certain litigation related to Mr. Nano. These include expensive litigation against Dr. Arnold Pross, a shareholder, for posting comments on a shareholder message board which the Company alleged were "defamatory" against Mr. Freed. The current Board again spent resources defending their actions with the Vice President and General Counsel and a Senior Vice President who alleged that the Company failed to pay commissions on homocysteine revenues that were earned by these two employees under the Company compensation plan that was filed with the SEC with the Form 10-Q for the Third Quarter of fiscal year 2003 (see next bullet point). The Company has spent resources (by their own disclosure at least $371,368) by defending and then implementing legal actions with John Nano, the former
President and Chief Executive Officer, by refusing to honor his Employment Agreement that was filed with the SEC as part of the Company Form 10-K for fiscal 2004. Even after reaching a separation agreement with Mr. Nano related to that litigation, the Company failed to honor the agreed-upon terms of that Separation Agreement. As disclosed in the Form 10-K of the Company and other periodic filings, the company continues to spend resources on these and numerous other legal actions. The Board Nominated by the Committee to Restore Shareholder Value intends to seek to settle these legal actions based on the appropriate decision to honor these legal agreements which the Company failed to honor, and will resolve the matters with Mr. Nano as set forth below under "Certain Litigation".



     The existing Board of Directors and their management have refused to honor the compensation agreements of a Senior Vice President, and the Vice President and General Counsel. These two employees were key to the homocysteine licensing revenues which accounted for approximately 76% of revenues in 2005 and approximately 70% of revenues in 2006. The Senior Vice President and Vice President and General Counsel hired a lawyer to send the Company a demand notice for commissions that were earned by the employees and the Company refused to pay. This information is disclosed in the Company's Form 10-K of fiscal 2006 in the section on Contingencies - Litigation under Employment matters - other. The commission payments that the Company is not honoring were included in a Compensation Plan previously filed with the SEC as part of a Form 10-Q in the third quarter of fiscal 2003.



     The existing Board of Directors and their management spent Company funds and management resources to file a lawsuit against a fellow stockholder that spoke his mind on a stockholder internet message board about the current management's lack of performance. The Company filed a lawsuit against longtime shareholder Dr. Arnold H. Pross in New York Supreme Court for comments the Dr. Pross posted on an internet message board about the Company. The Committee and its legal counsel have reviewed the information posted by Dr. Pross on the message board and believe that it does not constitute any actionable defamation against the company, and that consequently legal action against Dr. Pross would merely be an attempt to squash his dissenting voice as a stockholder of the Company The information about the lawsuit is disclosed in the Company's Form 10-K of fiscal 2006.



     Michael Kiley, who had been Competitive Technologies Executive Vice President and Chief Operating Officer, resigned on November 27, 2006 after having only served as COO of the Company since July 27, 2006. The Company then awarded Mr. Kiley a consulting contract guaranteeing him $20,000 per month minimum plus expenses.


      The market value of the company has decreased from over $100 million in March of 2005 to about $20 million today. Under Mr. Nano's leadership as President and Chief Executive Officer, the market value of the Company increased from approximately $12 million when Mr. Nano joined in 2002 to over $100 million in March of 2005 (as more fully set forth below). Under Mr. Nano's leadership, profitability of the company improved by increasing revenues from $2.7 million for fiscal 2002 the year before he joined to $14.2 million for fiscal 2005, the year he was terminated. Revenue increased every year under Mr. Nano's leadership. For fiscal 2003 revenues increased to $3.3 million, for fiscal 2004 revenues increased to $8.0 million and for fiscal 2005 revenues increased to $14.2 million for a total increase from fiscal 2002 to fiscal 2005 of $11.5 million or

526%. In the first year after Mr. Nano was terminated by this Board, revenues declined to $5.2 million for a 63% drop. The revenues have declined further in the First Quarter of fiscal 2007 to $0.9 million compared to $1.4 million for the same period in fiscal 2006. Under Mr. Nano's leadership and strategic plan, licensing agreements were signed with Abbott Laboratories, Bayer Corporation, Diagnostic Products Corporation, Mayo Clinic, Cleveland Clinic and others. Mr. Nano resolved litigation and reached settlements which generated funds for the Company from JDS Uniphase Corporation, Unilens and others. The Company acquired new technologies including nanotechnology bone cement and RFID.


     The  year  prior  to Mr. Nano joining the company, fiscal 2002, the Company
had  a net loss of $4.0 million.   Profits increased every year under Mr. Nano's

leadership  reaching record levels for profits and revenues with profits of $5.7 million  for  fiscal  2005.

     In fiscal 2003 profit improvement of $2.1 million reduced the loss from $4.0 in fiscal 2002 to $1.9 million for fiscal 2003. For fiscal 2004 profits were $3.0 million and for fiscal 2005 profits were $5.7 million for a total profit improvement from fiscal 2002 to 2005 of $9.7 million. In the first year after Mr. Nano was terminated by this Board, profits declined by $8.1 million resulting in a loss for fiscal 2006 of $2.4 million. The profits have declined further in the First Quarter of fiscal 2007 to a net loss of $1.1 million compared to a net loss of $0.3 million for the same period in fiscal 2006.

     On June 14, 2005 the stock price closed at $10.29 before the announcement of Mr. Nano's termination by this Board. The day after the announcement of Mr. Nano's termination by this Board the stock price closed at $8.08 for a drop of 21%. After the second day the stock price closed at $7.45 for a total drop of 28%. The stock price by the end of fiscal 2006 had declined to $2.35 for a total  drop  from  Mr.  Nano's  termination  of  77%.



     We strongly believe these serious issues demonstrate the need for new leadership. We therefore request your support in replacing the entire Board of Directors to return Competitive Technologies to the attractive growth business that we had achieved as recently as 2005.


                THE COMMITTEE'S PLAN FOR COMPETITIVE TECHNOLOGIES

     To restore our Company's profitability and stockholder value, we are firmly committed to the replacement of the entire Board of Directors and return of John Nano as Chief Executive Officer. John will work with the new Board of Directors to determine and bring in a team of key executives to manage the Company. The

Committee urgently asks for your support as a stockholder, advisor or broker to appoint new leadership which we expect will restore the Company to profitability, drive growth and increase stockholder value.

     For our fellow stockholders, the Committee has a planned, strategic focus for the future turnaround and success of Competitive Technologies. We will aggressively leverage near-term opportunities while executing our longer-term strategy for sustained growth.

     As many of you are aware and as more fully set above, John Nano has a proven track record through his previously successful transformation of Competitive Technologies. Under the leadership of John B. Nano, our management delivered on its commitment to drive revenue growth, improve profitability and strengthen the balance sheet which significantly increased the stockholder value of the Company (as measured in market price) during the three year fiscal period ending in 2005. During that period, implementation of our management's successful strategy resulted in revenue growth of 546% and a profit increase of $9.7 million, from a $4.0 million loss in fiscal 2002 to a $5.7 million profit in fiscal 2005. Cash on the debt-free balance sheet reached a level of $14.3 million, and Competitive Technologies' market capitalization increased significantly from approximately $10 million to in excess of $100 million in 2005. Our strategic implementation of management's plans drove this success during a challenging business environment and a difficult economy. Under Mr. Nano's leadership and strategic plan, licensing agreements were signed with Abbott Laboratories, Bayer Corporation, Diagnostic Products Corporation, Mayo Clinic, Cleveland Clinic and others. Mr. Nano resolved litigation and reached settlements resulting in funds to the Company from JDS Uniphase Corporation, Unilens and others. The Company acquired new technologies were acquired including nanotechnology bone cement and RFID.


     The Committee's plan is to generate profitable growth by focusing on the attractive global market opportunities for innovative technologies to license and commercialize. Through our management team, we will continue to focus on the core strategy for the attractive, high return on investment, licensing business model. In addition, our management will target and exploit commercialization opportunities that offer accelerated growth though strategic partnerships and relationships.

     All the key market drivers for our technology licensing business model continue to be favorable and include:

-- An increased number of new patents available which creates licensing opportunities to fill market needs
-- Utilization of licensing with a substantial reduction in time to market which provides significant competitive advantages
-- The comparative high cost of internal research and product development compared to licensing

     The Committee believes that technology licensing is a attractive business model for Competitive Technologies. We base that critical assumption on historical success of other companies. Revenues for the Company are primarily from technology licensing and we expect that to continue into the future based on our opinion that this is an attractive business model. While Competitive Technologies is not presently a major global company, the licensing market is attractive in size and growth with major global companies spending billions in licensing fees annually. The Committee believes that Competitive Technologies could take part in a small portion of this substantial global market. While we certainly do not believe we would reach such extraordinary results for Competitive Technologies, companies like Qualcomm receive millions of dollars per year in licensing fees creating a market value for Qualcomm stock of over $60 billion (as can be clearly derived from review of their publicly filed securities reports). Successful licensing companies like Qualcomm validate the attractiveness of this business model for companies that can execute. The Committee's management team believes it can take part in this global market at some level, has a proven track record of success in the licensing business and plans to aggressively exploit near-term licensing opportunities currently available.


     In addition to our core licensing business, the Committee plans to accelerate growth by targeting selected commercialization opportunities that we will capitalize on though strategic partnerships and relationships. As set forth below, two large, profitable and attractive global markets have been specifically targeted by our experienced management. Both of these opportunities require innovative technologies to fulfill unmet needs in the marketplace.

     One of these areas of business opportunity we have targeted and intend to pursue after the Committee's nominees are elected is in the large and profitable pharmaceutical market. The Committee's management team discussed with a potential source of innovative technologies for manufacturing nutraceuticals our interest in obtaining the rights and/or joint venture to explore the possible opportunities to fill unmet market needs. This portfolio of technologies has the potential to safely reduce cholesterol levels, lower hypertension, suppress appetite and other similar needs. We have not yet been able to determine if we can commercialize the technology, however, we have had interest expressed by a major Asian partner that could provide commercial distribution for these technologies in the near-term if the technology proves viable. We intend to start formal discussions and negotiations after the Committee's nominees are elected.

     The other area of business opportunity we intend to pursue after the Committee's nominees are elected is the growing need for alternative energy sources. For example, we have had preliminary discussions regarding the potential availability to access a patent portfolio of semiconductor technologies that could fill an unmet market need for greater cost effectiveness in solar panels. This portfolio of patented technologies would require further development to prove the potential to reduce the cost to manufacture solar panels and improve the efficiency of converting solar energy to electricity. Demand for energy continues to grow globally driving the opportunities for this potentially valuable patent portfolio in the near-term. We intend to identify potential commercial distribution partners and start formal discussions and negotiations after the Committee's nominees are elected.

     The Committee's management team has successfully demonstrated this ability to create and implement strategic plans that generate revenue and profitable growth for both the near-term and longer-term at Competitive Technologies. Our experienced management is uniquely qualified to capitalize on the attractive market opportunities currently available to increase stockholder value again and provide a bright future for the Company.

     Your support is urgently needed by sending us your BLUE proxy and consequently electing our slate of Directors, which gives us the ability to create and implement a strategic plan to focus on the potential opportunities for the Company in the technology marketplace and restore stockholder value.

                       NOMINEES FOR ELECTION AS DIRECTORS

     Competitive Technologies' Board of Directors currently consists of six members. Each director elected at the meeting will have a term expiring at the 2008 annual meeting of stockholders or until his successor is duly elected and qualified.

     The Committee has nominated John B. Nano, Ben Marcovitch, William L. Reali, Joel M. Evans, MD., Richard D. Hornidge, Jr. and Ralph S. Torello to be elected by stockholders to the Company's Board of Directors at the Annual Meeting. Each

of these nominees has consented to be named in this proxy statement and to serve as a director if elected, and it is not contemplated that any of the nominees will be unavailable for election as a director. If any of these nominees should for any reason fail to be a candidate for election as a director at the Annual Meeting, the persons named on the enclosed BLUE proxy will vote for a substitute nominee selected by the Committee.

     None of the nominees of the Committee has, during the past ten years, been convicted in any criminal proceeding. Except with respect to Mr. Nano who will be appointed as President and Chief Executive Officer, none of the nominees of the Committee have any arrangement or understanding with respect to any future employment with Competitive Technologies or its affiliates, or with respect to any future transactions to which Competitive Technologies or its affiliates will or may be a party.

     After the nominees are elected directors, while there is no specific plan to do so, the nominees intend to buy shares in the company to further align their interests with fellow shareholders as market conditions and personal finances permit. Although future purchases will depend on his ability to purchase shares and performance of the Company, Mr. Nano previously purchased shares of Competitive Technologies during his tenure up to a market price of approximately $11.00 per share. Following his termination, Mr. Nano divested most of his common stock and currently owns 22 shares of stock. The following information is provided with respect to the Committee's nominees for directors of Competitive Technologies:


     JOHN B. NANO, 62, the President and Chief Executive Officer who was terminated eighteen months ago by the Board, would return as Director, President and Chief Executive Officer. Mr. Nano was President and Chief Executive Officer of Competitive Technologies, Inc. from June 2002 until June 2005. In January 2006 Mr. Nano become President and Chief Executive Officer of Articulated Technologies, LLC., a company involved in creating and commercializing patented light emitting diode technologies for global solid state lighting applications. Mr. Nano also served as Chief Financial Officer of Competitive Technologies from August 2003 to May 2004. From 2000 to 2001, he served as a Principal reporting to the Chairman of Stonehenge Network Holdings, N.V., a global virtual private network provider, with respect to certain operating, strategic planning and finance functions. From 1998 to 1999, Mr. Nano served as Executive Vice President and Chief Financial Officer of ConAgra Trade Group, Inc., a subsidiary of ConAgra, Inc., an international food company. From 1993 to 1998, he served as Executive Vice President and Chief Financial Officer of Sunkyong America, the American subsidiary of the Sunkyong Group, a Korean conglomerate, and President of an Internet Startup Division of Sunkyong America. Mr. Nano owns 22 shares of Competitive Technologies, Inc. stock and has an option to purchase 75,000 additional shares which is presently disputed by the Company. After the change in management, Mr. Nano intends to buy additional shares in the company as he previously did when he was President and Chief Executive Officer.

     As more fully set forth below under "Certain Litigation", Mr. Nano is involved in litigation pending against the Company in connection with his previous employment agreement with the Company and wrongful termination. The proposed terms of settlement together with the terms of employment, returning Mr. Nano to his role as President and Chief Executive Officer are also disclosed under the "Certain Litigation" section.



     The  current  Board  terminated Mr. Nano in June 2005.   The reason for Mr.
Nano's termination has never been disclosed to Competitive Technologies shareholders by the Company's current Board and management. Mr. Nano believes it was in part due to his refusal to sign the Chief Executive Officer certification required under Sarbanes-Oxley legislation disclosure requirements due to unresolved insider trading allegations. The minutes written by the Company of the Board Meeting on June 14, 2005 state that Mr. Nano was terminated by the current Board. The minutes were presented by the Company and are part of the evidence in Mr. Nano's litigation in Connecticut Superior Court. Mr. Nano was terminated on June 14, 2005, the last day for the Company to file the Chief Executive Officer Certification required under Sarbanes-Oxley legislation. Mr. Nano had refused to sign unless the allegations of insider trading were cured and disclosed to the shareholders. Mr. Nano was terminated by the Board on June 14, 2005 and Donald Freed was appointed Chief Executive Officer. Donald Freed
--------------------
1 Mr. Nano had options granted to him under his Employment Agreement that was approved by the Board and signed by the Chairman and filed with the SEC as part of Form 10-K. Under the severance terms in Mr. Nano's agreements the options granted to him would continue to vest during the severance period. The Company did not honor Mr. Nano's Employment Agreement or the Separation Agreement offered to him by the Company which he accepted. We believe that the courts will enforce the agreements and the vesting of Mr. Nano's 75,000 options, and upon election of the nominees of the Committee, we would immediately restore these options.

signed the certification without any disclosures of the insider trading allegations that were under investigation and of serious concern to Mr. Nano.

     As set forth in more detail below, Mr. Nano has a lawsuit pending against Competitive Technologies in United States District Court, for the District of Connecticut alleging the Company violated the Sarbanes-Oxley legislation's whistleblower protection. Prior to his termination, Mr. Nano and others expressed serious concerns of insider trading activities to John Sabin, Chairman of the Audit Committee of the Board, other members of the Board, lawyers for the Company including Chris Robertson of Seyfarth Shaw LLP, attorney John Sten at Greenberg & Traurig, and also advised the Securities Exchange Commission.. Mr.

Nano's evidence of these insider trading activities include testimony under oath from Richard Carver, Chairman of the Board. The Committee will provide upon request written transcripts of Richard Carver's testimony which he provided under oath in Connecticut Superior Court, before Judge Lewis on November 14,
2005. On that transcript on page 173 (lines 18 thru 27) and page 174 (lines 1 thru 14) Richard Carver testifies that he told Donald Freed and others in early April that he was going to terminate John Nano. After having received that inside information, only days later on April 27 and 28, 2005 Donald Freed sold all of his available shares and options for Competitive Technologies stock including all shares owned, all vested options and all 401(k) shares. Donald Freed's stock sales were reported to the SEC on filings on Form 4 and are all available on the SEC Edgar system. THE TERMINATION OF MR. NANO WAS NOT MADE PUBLIC BY COMPETITIVE TECHNOLOGIES UNTIL JUNE 14, 2005 AFTER THE MARKET CLOSED

     This and other evidence of insider trading caused Mr. Nano serious concerns about violations of SEC regulations and fraud against shareholders by members of the Board of the Company. We believe that Mr. Nano was terminated because he voiced those concerns and emailed those concerns to John Sabin, Chairman of the Audit Committee and voiced those concerns to lawyers for Seyfarth Shaw including Chris Robertson.

     BEN  MARCOVITCH,  72,  will  be  elected as a Director of the Company.  Mr.
Marcovitch has over 50 years of in-depth experience in corporate finance, financial reporting, and compliance matters. From 2004 through the present, Mr. Marcovitch has been a financial advisor for AgroFrut E.U., a company located in Cali, Columbia involved in fruit processing for nutriceutical operations. From July 2002 to October 2003 Mr. Marcovitch was President of DDS Technologies, Inc., and became Chairman and Chief Executive Oficer of DDS Technologies, Inc. in October 2003 where he remained until April 2004. DDS Technologies, Inc. is an international venture capital and corporate management company with several offices in two countries. From 2000 to 2001, Mr. Marcovitch was a Director and Chairman of the Board of Findex.com, Inc., a developer, publisher and distributor of Christian faith-based software products to individuals and religious organizations. Mr. Marcovitch is not presently a stockholder of the Company.

     WILLIAM L. REALI, 64, will be elected as a Director of the Company. Mr. Reali is a Certified Public Accountant with the firm of Reali, Giampetro and Scott in Canfield, Ohio. The firm provides accounting, tax and consulting to a variety of business clients. Mr. Reali's primary experience during the past five years has been in business consulting. Mr. Reali is not presently a stockholder of the Company.

     RICHARD D. HORNIDGE, JR., 60, will be elected as a Director of the Company. Mr. Hornidge is a long time and respected stockholder of Competitive
Technologies, and owner of 62,000 shares of Competitive Technologies common stock, which is more shares than ANY of the existing management of the Company. Since February 2005, Mr. Hornidge has been a tennis professional at Willows Racquet Club in North Andover, Massachusetts. From June 1984 through June 1989, Mr. Hornidge was President of Travis Associates, an employment agency. Mr. Hornidge was a program coordinator for Raytheon from 1973 through 1984, where he was involved in the Patriot Missile test equipment program.

     JOEL M. EVANS, M.D., 46, will be elected as a Director of the Company. Dr. Evans founded The Center for Women's Health in Stamford, Connecticut in June 1996, and since then has been its Director. From November 1996 to present, Dr. Evans has been a lecturer and senior faculty member of The Center for Mind Body Medicine in Washington, D.CDr. Evans has been featured in magazines as well as interviewed on television and radio shows across the country. Dr. Evans is an Assistant Clinical Professor at the Albert Einstein College of Medicine in New York City and helped create a clinical study at Columbia University Medical Center for use of the herb, black cohosh, in breast cancer. From November 2005 to present, Dr. Evans has been a member of the Scientific Advisory Board for Metagenics Incorporated, a nutritional supplement manufacturer. Dr. Evans brings key nutriceutical experience to the Company. Dr. Evans is not presently a stockholder of the Company.

     RALPH S. TORELLO, 68, will be elected as a Director of the Company. For the past five years, Mr. Torello has been an independent financial consultant advising various companies on their financial strategies. Included among the companies that Mr. Torello has performed consulting services are Goodnight Audio, a full service recording studio, Patriot American Mortgage, a commercial and home mortgage company, DDS Technologies, Inc., an organic waste processor, Coit Medical, a medical accessory marketer and other miscellaneous companies and individuals. Mr. Torello is not presently a stockholder of the Company.

                               CERTAIN LITIGATION

     John B. Nano, the Committee's nominee for Director President and Chief Executive Officer, was the President and Chief Executive Officer of Competitive

Technologies  who was forced out eighteen months ago by the Board.  Mr. Nano has a lawsuit pending against Competitive Technologies. In Nano v. Competitive Technologies, Inc., Docket No. 3:06-cv-00817, pending in United States District Court for the District of Connecticut, Mr. Nano seeks damages for the Company's wrongful termination in retaliation for expressing concerns about allegations of insider trading, inappropriate corporate governance and lack of independence in the law firm selected to conduct an investigation of the issues he raised. The lawsuit alleges that the Company violated the Sarbanes-Oxley legislation's whistleblower protection. In addition, Mr. Nano seeks compensatory damages for the Company's failure to honor his existing Employment Agreement or its failure to honor the Separation Agreement and General Release that was negotiated by the Board as a substitute for it. Competitive Technologies then sued Mr. Nano. In Competitive Technologies, Inc. v. Nano, Docket No. FST-CV-065-40076245973S, pending in Connecticut Superior Court, Judicial District of Stamford,
Competitive Technologies makes numerous claims against Mr. Nano, including alleged breach of contract, breach of his fiduciary duty, breach of his duty of loyalty, an alleged failure by him to turn over a director's fee paid to him by another company (even though Mr. Nano's service on the other board was disclosed and Mr. Nano's receipt of a director's fee was approved by Competitive Technologies' counsel). Mr. Nano believes that the lawsuit against him by Competitive Technologies is retaliatory, that his actions have not been wrongful and that Competitive Technologies has incurred no provable damages.

     Mr. Nano's damages for the breach of contract and his Sarbanes-Oxley claims against Competitive Technologies have been calculated to exceed $5 million. Mr. Nano was not terminated for cause and he had accepted the Separation Agreement offered to him by the Company, valued at approximately $1.4 million, primarily for salary and bonuses under his agreements. The Company did not honor either
Mr.  Nano's  Employment  Agreement  or  the  substituted  Separation  Agreement.

     If Mr. Nano's slate of directors were to succeed in this proxy solicitation, the nominees of the Committee and Mr. Nano have agreed to settle and resolve these outstanding actions and enter into an employment agreement on roughly the same terms as his former employment agreement. Mr. Nano's employment agreement would provide for the same salary of $350,000 and the same bonus based on performance with a target of 50% of salary. The resolution of his lawsuit would include the compensation primarily for salary and bonuses to which Mr. Nano was entitled under his agreements of approximately $1.85 million and the payment of his legal fees of $650,000.
------------------------------
2. In its original complaint, Competitive Technologies also alleged that Mr. Nano had improperly kept and disseminated proprietary company materials after being terminated. The company sought an injunction to enjoin Mr. Nano from possessing the property or disseminating it to third parties. The Company materials that were allegedly wrongfully retained by Mr. Nano were retained at the time he was terminated because of a misunderstanding. This material was immediately returned by Mr. Nano to Competitive Technologies, without him keeping any copies, when the misunderstanding became apparent. Because he had not kept the materials wrongfully and had not disseminated them to anyone, Mr. Nano voluntarily and readily entered into a stipulation that the injunction should enter, thereby making that portion of the company's lawsuit moot.

                                 OTHER BUSINESS

     The Committee is not aware of any other matters that will be considered at the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, the persons named on the enclosed BLUE proxy will vote the shares represented by the BLUE proxy in accordance with their judgment on such matters.

                               PROXY SOLICITATION

     The cost of soliciting proxies by the Committee will be borne by it. To the extent legally permissible, the Committee intends to seek reimbursement from Competitive Technologies for such cost. The Committee does not currently intend to submit approval of such reimbursement to a vote of Competitive Technologies stockholders at a subsequent meeting.

     In addition to this initial solicitation of proxies by mail, email and/or facsimile, other solicitation may be made by members of the Committee without additional compensation except for reimbursement of reasonable out-of-pocket expenses. The Committee will pay to banks, brokers and other fiduciaries their reasonable charges and expenses incurred in forwarding proxy materials to their principals and in obtaining authorization for execution of proxies. Total costs to date for solicitation of proxies by the Committee is approximately $25,000. Total estimated costs for this solicitation will be approximately $50,000.

                             ADDITIONAL INFORMATION
                    CONCERNING COMPETITIVE TECHNOLOGIES, INC.

     No one person or group is the beneficial owner of more than 5% of Competitive Technologies common stock.

     Competitive Technologies proxy statement filed on December 4, 2006 contains information with respect to ownership of common stock by the Directors and Officers of Competitive Technologies. Such information reflects direct ownership of a total of 156,430 shares of common stock with an additional 375,250 subject to options.

     Proposals by security holders under Rule 14a-8 to be presented at Competitive Technologies' 2008 annual meeting must be received at Competitive Technologies offices not later than 120 days before the mailing of the Company's proxy statement for the 2008 annual meeting. The Company in its Proxy Statement has anticipated that this date would be no later than August 6, 2007.

     Copies of this Proxy Statement and any additional solicitation material we may provide or file is available on the website of the Securities and Exchange Commission, www.sec.gov. On written request, we will provide without charge to any record or beneficial owner of the Company's common or preferred stock a copy of such Proxy Statement or other materials. Written requests should be addressed to: Committee to Restore Stockholder Value, c/o Cutler Law Group, 3206 West Wimbledon Drive, Augusta, GA 30909. Copies of the Company Management's proxy statement, Annual Report on 10-K and other periodic reports may be obtained at the website of the Securities and Exchange Commission, www.sec.gov.

PLEASE  SIGN,  DATE  AND  RETURN  PROMPTLY  THE  ENCLOSED BLUE PROXY CARD IN THE
                                                          ----
ENCLOSED  ENVELOPE.  BY  SIGNING AND RETURNING THE ENCLOSED BLUE PROXY CARD, ANY
                                                            ----
PROXY PREVIOUSLY SIGNED BY YOU WILL AUTOMATICALLY BE REVOKED. IF YOU NEED ASSISTANCE IN COMPLETING YOUR PROXY, PLEASE CALL JOHN DEREK ELWIN AT (561) 789-6449.


                   THE COMMITTEE TO RESTORE STOCKHOLDER VALUE

                         COMPETITIVE TECHNOLOGIES, INC.
            PROXY FOR ANNUAL MEETING OF STOCKHOLDERS-JANUARY 16, 2007
     THIS PROXY IS SOLICITED BY THE COMMITTEE TO RESTORE STOCKHOLDER VALUE IN
                                   OPPOSITION
TO MANAGEMENT'S NOMINEES FOR THE BOARD OF DIRECTORS OF COMPETITIVE TECHNOLOGIES,
                                      INC.

     The undersigned hereby appoints John B. Nano and M. Richard Cutler, and each of them, with full power of substitution and resubstitution, the attorney(s) and proxy(ies) of the undersigned, to vote all shares the undersigned may be entitled to vote, with all powers the undersigned would possess if personally present at the Annual Meeting of Stockholders of Competitive Technologies, Inc., to be held on Tuesday, January 16, 2007, and at any adjournments or postponements thereof on the following matters, as instructed below, and, in their discretion, on such other matters as may properly come before the meeting, including voting on (but not proposing) any motion to adjourn or postpone the meeting, all as more fully described in the Proxy Statement of The Committee to Restore Stockholder Value ("Committee"), dated December 18, 2006.

1.   ELECTION  OF  DIRECTORS

[ ] For all nominees listed below                 [ ] WITHHOLD AUTHORITY to vote
    (except as indicated to the contrary below)       for all nominees

     JOHN B. NANO, BEN MARCOVITCH, WILLIAM L. REALI, JOEL M. EVANS, MD., RICHARD D. HORNIDGE, JR. AND RALPH S. TORELLO

INSTRUCTION: If you wish to withhold authority and preclude the proxy(ies) from voting for any individual nominees, write the name(s) of such nominee(s) in the space provided below:

-----------------------------------------------------------------------

2. IN THEIR DISCRETION THE PROXIES NAMED ABOVE ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

                                                 (Continued  on  reverse  side)

[REVERSE  SIDE  OF  PROXY  BELOW]

     This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED "FOR" THE ELECTION OF THE COMMITTEE'S NOMINEES AS DIRECTORS.

     This  proxy  revokes  all  prior  proxies  given  by  the  undersigned.

                         Dated:____________________________________  200___

                         Signature:________________________________________

                         Signature  if
                         held  jointly_______________________________________

                         IMPORTANT: Please sign exactly as name appears on your stock certificate. Joint owners should each sign. Executors, Administrators, Trustees, etc. should so indicate when signing, and where more than one is named, a majority should sign.

                         PLEASE  COMPLETE,  SIGN,  DATE  AND  MAIL THIS PROXY IN